UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

BMC Fund, Inc.

(Name of Issuer)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

J. Edgar Broyhill II

Anvil Venture Group, L.P.

723 Coliseum Drive, Suite 101

Winston-Salem, NC 27106

(336) 972-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Anvil Venture Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 849,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 849,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.21%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Hermitage Court, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,869
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.91%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Eastwind Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 699,715
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 699,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.18%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Martha Sutton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Richard Stevens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Jan E. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,361
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,361
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.64%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Michael H. Dickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 206,001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 206,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.18%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Robert Dickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 206,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 206,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.18%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Harvey F. Gortner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,171
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.84%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Terri Kenefsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,171
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.84%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

Explanatory Note

This Amendment No. 1 on Schedule 13D (this “Schedule 13D/A”) amends the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on February 18, 2021 (the “Original Schedule 13D”). Capitalized terms used and not and not defined in this Schedule 13D/A have the meanings set forth in the Original Schedule 13D. The filing of this Schedule 13D/A represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction.

As previously disclosed in the Original Schedule 13D, the Reporting Persons entered into a Common Interest Agreement on February 8, 2021 (the “Common Interest Agreement”) pursuant to which the Reporting Persons agreed to, among other things, seek further information on the performance of the Issuer prior to the upcoming Annual Meeting of Shareholders of the Issuer (the “Annual Meeting”) and to act collectively with respect to the election of directors of the Issuer. After careful consideration, the Reporting Persons decided to nominate the following individuals to the Issuer’s board of directors: (i) David Gilbert; (ii) Dale Brown; (iii) Samuel P. McNeil, Jr.; (iv) Mark E. Roberts; and (v) R. Donald Farmer (such individuals collectively referred to as the “Proposed Board”). R. Donald Farmer and Mark E. Roberts each served on the Issuer’s board of directors prior to and as of the date of the Annual Meeting. Each member of the Proposed Board qualifies as an “independent director”, and the election of the Proposed Board complies with the Issuer’s Corporate Governance Guidelines and the applicable provisions of the Investment Company Act of 1940.

On February 19, 2021, the Issuer held the Annual Meeting . During the Annual Meeting, and in accordance with the Issuer’s bylaws, the Reporting Persons fixed the number of directors to be elected at the Annual Meeting at five (5) directors, and the Proposed Board was subsequently elected to the Issuer’s board of directors.

Upon the election of the Proposed Board to the Issuer’s board of directors, the Reporting Persons determined that the purpose of the Common Interest Agreement had been accomplished and decided to terminate the Common Interest Agreement pursuant to its terms, as well as their status as a “group” with respect to the Shares for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. The Reporting Persons rescinded any outstanding demands, but each Reporting Person individually reserves the right in the future to take any and all actions with respect to the Company or any interest in it, which could include any matter listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D/A is hereby incorporated by reference into this Item 6. This is the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct as of the date of this Schedule 13D/A.

Anvil Venture Group, L.P.

By:	Anvil Management, LLC, its general partner

By:	/s/ J. Edgar Broyhill II
	Name:	J. Edgar Broyhill II
	Title:	Manager

Hermitage Court, LLC

By:	/s/ Marilyn Beach
	Name:	Marilyn Beach
	Title:	Manager

Eastwind Investments, LLC

By:	/s/ Martha Sutton
	Name:	Martha Sutton
	Title:	Managing Member

Martha Sutton

By:	/s/ Martha Sutton
	Name:	Martha Sutton

Richard Stevens

By:	/s/ Richard Stevens
	Name:	Richard Stevens

Jan E. Gordon

By:	/s/ Jan E. Gordon
	Name:	Jan E. Gordon

Michael H. Dickson

By:	/s/ Michael H. Dickson
	Name:	Michael H. Dickson
Robert Dickson

By:	/s/ Robert Dickson
	Name:	Robert Dickson

Harvey F. Gortner

By:	/s/ Harvey F. Gortner
	Name:	Harvey F. Gortner

Terri Kenefsky

By:	/s/ Terri Kenefsky
	Name:	Terri Kenefsky